

March 12, 2015

Via E-mail
Mr. Eric Smit
Chief Financial Officer
eGain Corporation
1252 Borregas Avenue
Sunnyvale, California  94089

>      **Re:     eGain Corporation**
>      **Form 10-K for the Fiscal Year Ended June 30, 2014**
>      **Filed September 12, 2014**
>      **File No. 1-35314**

Dear Mr. Smit:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1.      The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows.  For example, we note that deferred revenues changed significantly from June 30, 2013; however, the reasons for such decrease is not evident from your disclosures.  Please tell us your consideration for disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows.  In addition, please explain to us the reasons for the significant decrease in deferred revenues as of June 30, 2014.  We refer you to Section IV of SEC Release No. 33-8350 for guidance.

2.      In connection with the above comment, please tell us the average term of your subscription arrangements as disclosure in the filing varies (i.e., one to two years and 12-36 months on page 10) and revise your future flings to clarify this inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief